

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05042003

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SEC FILE NUMBER
8-32746

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ABN AMRO Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
540 W. Madison St.
(No. and Street)

Chicago	**IL**	**60661**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael E. Burns **(312) 992-6089**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We affirm that, to the best of our knowledge and belief the accompanying consolidated statement of financial condition pertaining to the firm of ABN AMRO Incorporated (the Company) as of December 31, 2004, is true and correct. We further affirm that neither the Company nor any proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The consolidated statement of financial condition of the Company is made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.



James J. Stewart
President and Chief Executive Officer



Michael E. Burns
Senior Vice President and Controller



Notary Public


"OFFICIAL SEAL"
Laura E. Donnelly
Notary Public, State of Illinois
My Commission Expires July 23, 2007

This report contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) Supplemental Report of Independent Auditors on Internal Control.
- ☐ (n) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (o) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

ABN AMRO Incorporated
December 31, 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ABN AMRO Incorporated

We have audited the accompanying consolidated statement of financial condition of ABN AMRO Incorporated (the Company) as of December 31, 2004. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express and opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of ABN AMRO Incorporated at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 19, 2005

ABN AMRO Incorporated

Consolidated Statement of Financial Condition
(In Thousands of Dollars)

December 31, 2004

Assets		
Cash and cash equivalents	$	123,201
Cash segregated for regulatory purposes		354,563
Receivables from brokers, dealers, and clearing organizations		1,037,163
Securities received as collateral		1,493,066
Receivables from customers		96,036
Securities purchased under agreements to resell		1,553,541
Securities borrowed		18,699,187
Securities owned		4,590
Securities owned, pledged to creditors		3,278,341
Other assets		383,584
Total assets	$	27,023,272
Liabilities and stockholders' equity		
Liabilities:		
Short-term borrowings	$	4,675,241
Payables to brokers, dealers, and clearing organizations		211,335
Obligation to return securities received as collateral		1,493,066
Payables to customers		2,320,587
Securities sold under agreements to repurchase		7,804,133
Securities loaned		7,692,579
Securities sold, not yet purchased		669,758
Other liabilities		692,830
Total liabilities		25,559,529
Stockholders' equity		1,463,743
Total liabilities and stockholders' equity	$	27,023,272

See notes to consolidated statement of financial condition.

ABN AMRO Incorporated

Notes to Statement of Financial Condition

December 31, 2004

1. Organization and Nature of Operations

The consolidated statement of financial condition include the accounts of ABN AMRO Incorporated (the Company) and its subsidiaries, ABN AMRO Sage Corporation (Sage), and ABN AMRO Futures (Singapore) Limited (AA Futures). The Company is a wholly owned subsidiary of ABN AMRO WCS Holding Company (the Parent). The Parent is a wholly owned subsidiary of ABN AMRO North America Holding Company (Holding), which is a wholly owned subsidiary of ABN AMRO Bank. All significant intercompany balances and transactions have been eliminated in consolidation. The Company is economically and financially dependent on its Parent and ABN AMRO Bank.

The Company is a registered securities broker-dealer and futures commission merchant and is a member of all major U.S. securities and futures exchanges. The Company is active in U.S. government securities and participates in the trading, underwriting, and distribution of fixed income products while providing underwriting and distribution of equity products. In addition, the Company provides investment banking, execution and clearance services, investment advice, and related services to financial institutions, corporations, governments, individual investors, professional investors, and securities and commodity dealers.

Sage is a registered securities broker-dealer and futures commission merchant. Sage's activities include the execution and clearance of futures, options, and stock transactions and the related borrowing and lending of securities for proprietary trading accounts of broker-dealers on exchanges located in Chicago, Philadelphia, New York, and San Francisco. Sage also provides facilities management services to other broker-dealers. A majority of Sage's business was sold on April 1, 2004, as discussed in footnote 14.

AA Futures is a licensed futures broker-dealer under the Futures Trading Act and is a member of the Singapore International Monetary Exchange Limited (SIMEX). AA Futures provides its customers with execution and clearance services for financial and currency futures contracts. AA Futures' functional currency is the U.S. dollar.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash of approximately $95.1 million is held with affiliated banks. The Company considers highly liquid debt instruments that are purchased with a maturity of three months or less to be cash equivalents.

Cash Segregated for Regulatory Purposes

Cash of $325 million is held in segregated accounts with affiliate banks.

Customer Transactions

Customer securities and commodity transactions are recorded on a settlement date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statement of financial condition.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral

When the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes in the consolidated statement of financial condition an asset, representing the securities received (Securities received as collateral) and a liability, representing the obligation to return those securities (Obligation to return securities received as collateral).

2. Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell or Sold Under Agreements to Repurchase

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at the amounts for which the securities will subsequently be resold or repurchased, plus accrued interest. Resale and repurchase agreements with affiliates at December 31, 2004, were approximately $435.4 million and $517.6 million, respectively.

Securities segregated and secured in accordance with the Commodities Futures Trading Commission regulations and pledged to clearing organizations was $414 million of securities purchased under agreements to resell.

The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize securities purchased under resale agreements. The Company monitors daily the market value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize securities sold under repurchase agreements. Open repurchase and resale transactions are presented net in the accompanying consolidated statement of financial condition where net presentation is permitted. At December 31, 2004, as permitted by the Financial Accounting Standards Board Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, $44.7 million was applied against resale and repurchase agreements.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit collateral in the form of cash or securities with the lender. The Company receives collateral in the form of cash or securities for securities loaned transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis and obtains or provides additional cash or securities as necessary to ensure such transactions are adequately collateralized. Securities

2. Summary of Significant Accounting Policies (continued)

borrowed and securities loaned with affiliates at December 31, 2004, were approximately $91.3 million and $3.4 billion, respectively.

Income Taxes

The Company is included in a consolidated income tax return with Holding.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts on the Company's consolidated statement of financial condition. Financial instruments recorded at fair value include securities owned, securities received as collateral, securities sold, not yet purchased, and obligation to return securities received as collateral.

Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amounts on the consolidated statement of financial condition include receivables from and payables to brokers, dealers, and clearing organizations, securities borrowed and securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, and receivables from and payables to affiliates and customers and short-term borrowings.

Recently Issued Accounting Standards

Effective January 1, 2004, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51* (FIN 46R). The objective of FIN 46R is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity in which either: (1) the powers or rights of the equity holders do not give them sufficient decision-making powers, or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46R requires a variable interest entity to be consolidated by the company that is subject to a majority of the risk of loss from the variable interest entity's activities or that is entitled to receive a majority of the entity's residual returns,

2. Summary of Significant Accounting Policies (continued)

or both. For nonpublic entities, the consolidation requirements of FIN 46R apply immediately to variable interest entities created after December 31, 2003. A nonpublic entity shall apply FIN 46R to all entities that are subject to this interpretation by the beginning of the first annual period beginning after December 15, 2004. The implementation of FIN 46R did not have a material impact on the Company's consolidated statement of financial condition.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned (including those pledged to creditors) and securities sold, not yet purchased at December 31, 2004, are presented below (in thousands of dollars):

	Owned	Sold, Not Yet Purchased
U.S. government and agency obligations	$ 472,740	$ 372,860
Corporate obligations	1,871,178	296,267
Registered investment companies	937,361	–
Other	1,652	631
Total	$ 3,282,931	$ 669,758

Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices which may differ from the market values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

Included in securities owned, pledged to creditors as of December 31, 2004, are U.S. government obligations, corporate obligations, and mutual funds of registered investment companies. Securities segregated and secured in accordance with Commodities Futures Trading Commission regulations include U.S. government obligations with a market value of $73.5 million and mutual funds with a market value of $937.4 million. Additionally, $2.3 billion of securities owned are pledged under agreements to repurchase.

3. Securities Owned and Securities Sold, Not Yet Purchased (continued)

In the normal course of business, the Company obtains securities under agreements to resell and securities borrowed on terms that permit it to pledge or sell the securities to others. At December 31, 2004, the Company obtained securities with a fair value of approximately $20.3 billion on such terms, of which $13.9 billion have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales.

4. Subordinated Borrowings

At December 31, 2004, the Company did not have any subordinated debt outstanding under revolving note and cash subordination agreements. Three revolving subordinated borrowing facilities are available which provide a line of credit for $700 million. Two revolving facilities having a credit line totaling $100 million have a maturity date of September 30, 2011, and September 30, 2007, with an option for the extension of the maturity date to September 30, 2011, respectively. The third revolving facility has a line of credit for $600 million which expires on January 31, 2008. The agreements are based on market rates that reset at each maturity date. The subordinated borrowing agreement facilities have been approved by the applicable regulatory bodies and amounts outstanding are available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowing agreement provides that this debt may not be repaid.

5. Short-term Borrowings and Lines of Credit

The Company has two unsecured revolving credit line facilities with the Cayman Island and London branches of ABN AMRO Bank N.V. The facilities are in the amounts of $7.15 billion and $8.0 billion for total available funding of $15.15 billion. At December 31, 2004, the Company had $4.7 billion outstanding under these credit facilities. Interest accrues at the Fed Funds rate plus 1/8% to 1/2%. The revolving lines of credit had an average interest rate of 1.39%.

6. Preferred Stock

At December 31, 2004, the Company had $100 thousand of nonvoting, cumulative preferred stock issued to certain broker-dealers in conjunction with joint back-office agreements. The preferred stock accumulates dividends at an annual rate of 6%.

7. Income Taxes

Net deferred income tax assets as of December 31, 2004, are as follows (in thousands of dollars):

Assets	$	91,507
Liabilities		(10,046)
Net Deferred Tax Assets	$	81,461

Deferred taxes are included in other assets and other liabilities in the consolidated statement of financial condition. Deferred tax assets are comprised principally of deductions related to accrued expenses and deferred compensation plans. It is anticipated that the Company's deferred income tax assets will be realized; therefore, no valuation allowance has been recorded against deferred income tax assets as of December 31, 2004. Deferred tax liabilities are comprised principally of the temporary differences related to deferred income.

8. Benefit Plans

Group Retirement Plan

ABN AMRO Bank sponsors a noncontributory defined-benefit pension plan covering substantially all U.S. salaried employees. Assets held by the plan consist primarily of shares of registered investment companies and pooled trust funds.

Profit-Sharing and Savings Plan

The Parent sponsors a profit-sharing and savings plan under Section 401(k) of the Internal Revenue Code. Under the plan, employee contributions are partially matched by the respective subsidiary of the Parent. In addition, the respective subsidiary of the Parent may allocate a portion of its net profits to employees' accounts in the plan.

8. Benefit Plans (continued)

Group Welfare Plan

The Parent provides welfare and life insurance benefits to substantially all U.S. salaried employees and their dependents.

9. Leases

The Company and its subsidiaries lease space for their principal facilities and in other buildings. The leases generally are renewable, noncancellable, and provide for the payment of real estate taxes and certain other occupancy expenses. Future minimum lease payments and rental income relating to these arrangements are as follows (in thousands of dollars):

Year Ending December 31	Minimum Lease Commitments	Sublease Income	Net Lease Commitments
2005	$ 41,497	$ 17,834	$ 23,663
2006	34,212	11,095	23,117
2007	25,898	6,937	18,961
2008	22,695	6,592	16,103
2009	22,126	6,237	15,889
Thereafter	184,049	29,044	155,005
	$ 330,477	$ 77,739	$ 252,738

10. Commitments and Contingencies

The Company sponsors a deferred compensation plan for all employees earning in excess of a predetermined amount as specified by the plan. The deferred compensation is earned over a vesting period of three years. At December 31, 2004, $103.8 million was deferred pursuant to the terms of the plan.

In the normal course of business, the Company is a defendant in various legal proceedings and lawsuits. Under a matter dealing with the Company's participation in an underwriting, a lawsuit has been filed by the purchasers of the offered securities in connection with their rights under the

10. Commitments and Contingencies (continued)

underwriting agreement, seeking unspecified damages. The Company acted as underwriter for approximately eight percent of the offering and was not the lead underwriter for the securities. This matter is subject to many uncertainties, and outcomes are not predictable with assurance. Although there can be no assurance as to the ultimate outcome, the Company generally has denied liability, or believes it has meritorious defense and intends to vigorously defend this case. After considering all relevant facts and established reserves, in the opinion of the Company, such litigation will not, in the aggregate, have a material adverse effect on the Company's consolidated financial position or cash flows, but may be material to the Company's operating results for any particular period, depending on the level of income for such period. There are no other legal proceedings that in the opinion of management and counsel would have a material impact upon the consolidated statement of financial condition.

Guarantees

In the normal course of business, the Company provides guarantees to securities clearing houses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. The Company believes that it is unlikely it will have to make material payments under these arrangements and no liabilities related to these agreements have been recognized in the consolidated statement of financial condition at December 31, 2004.

Other Commitments

In the normal course of business, the Company enters into underwriting and other commitments. The ultimate settlement of such transactions open at year-end is not expected to have a material effect on the consolidated statement of financial condition of the Company.

11. Concentration Risk

The Company is subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer, including governments, issuers located in a particular geographic area, or issues engaged in a particular industry. Positions taken and commitments made by the Company, including underwriting, often involve substantial amounts and significant exposure to individual issuers and businesses. At

11. Concentration Risk (continued)

December 31, 2004, the Company's most significant concentrations are related to U.S. government and corporate obligations inventory positions. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements consists of securities issued by the U.S. government and agencies corporations. The Company seeks to limit concentration risk through the use of risk and credit systems, monitoring, and procedures.

12. Customer Transactions

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various broker-dealer and customer securities, and derivative transactions (collectively, customer transactions). These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company also has credit guidelines that limit the Company's credit exposures to any single counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. In the event a customer fails to satisfy its obligations, the Company may be required to liquidate the customer's position and to purchase or sell the customer's collateral at then-prevailing market prices. The Company monitors the margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. Management believes the margin deposits held at December 31, 2004, are

12. Customer Transactions (continued)

adequate to minimize the risk of material loss that could be created by the positions currently held. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. Additionally, the Company pledges securities as collateral to satisfy margin deposits of various clearing organizations. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

13. Related Party Transactions

In the ordinary course of business, the Company has transactions with its U.S. and global affiliates. The Company provides investment advisory, research, securities execution, securities lending, and clearing services to affiliates. Affiliates provide data processing, operational, and other support services to the Company. Additionally, affiliates lease space for various premises, which are either subleased or the rental cost is allocated to the Company.

14. Discontinued Operations

The Company and its subsidiary ABN AMRO Sage Corporation (Sage) along with Merrill Lynch Professional Clearing Corp (Merrill Lynch) entered into an Asset Purchase Agreement (the APA) dated as of January 12, 2004, wherein Merrill Lynch purchased from the Company its U.S. based professional brokerage business. The professional brokerage business consists of four divisions: (1) Sage, which is engaged in the execution and clearance of futures, options, and stock transactions and the related borrowing and lending of securities for proprietary trading accounts of broker-dealers; (2) Agency execution and omnibus clearing of options for professional, institutional, and retail customers; (3) Agency execution of NYSE and NASDAQ stocks; and (4) Correspondent clearing providing execution, clearing and settlement services for broker/dealers as part of a combined package of services. This transaction closed on April 1, 2004.

14. Discontinued Operations (continued)

A summary of the assets and liabilities of the discontinued operations is as follows:

	April 1 2004
	(Dollars in Thousands)
Assets	
Securities borrowed	$ 938,755
Receivable from customers	14,110
Receivable from brokers and clearing organizations	481,440
Other assets	75
Total assets	$1,434,380
Liabilities	
Short-term borrowings	$ 184,498
Securities loaned	515,867
Payable to brokers and clearing organizations	387,288
Payable to customers	265,145
Other liabilities	176
Total liabilities	$1,352,974

15. Regulatory Requirements

ABN AMRO Incorporated (AAI) is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 (the Rule) and has elected to compute its net capital requirements under the alternative method as permitted by the Rule. This method requires broker dealers to maintain net capital equal to the greater of 2% of aggregate debit items arising from customer transactions or 8% of the total risk margin requirement for all positions in customer's commodity accounts plus 4% of the total risk margin requirement for all positions in noncustomer commodity accounts pursuant to the Commodity Exchange Act, as defined. At December 31, 2004, net capital of approximately $858 million was approximately $719 million in excess of required net capital.

15. Regulatory Requirements (continued)

Sage is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 and has also elected to compute its net capital requirements under the commodity margin risk method as permitted by the Rule. At December 31, 2004, net capital of approximately $93.9 million was approximately $93.5 million in excess of required net capital.

AA Futures is also subject to capital adequacy requirements. As of December 31, 2004, this subsidiary was in compliance with its local capital adequacy requirements.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are all subject to certain notification and other provisions of the net capital Rule of the SEC and other regulatory bodies.

As clearing broker-dealers, and pursuant to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, AAI and Sage have each elected to compute on a stand alone broker dealer basis a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB calculation), as defined. This allows each correspondent broker-dealer firm settling their proprietary securities transactions through a broker-dealer providing clearing services to classify their assets held by the clearing broker-dealer as allowable assets in the correspondent's broker-dealers net capital calculation. At December 31, 2004, AAI had a PAIB reserve requirement of $217.6 thousand dollars while Sage had no reserve requirement related to the PAIB calculation.